June 30, 2021

Re:	Roivant Sciences Ltd.
Registration Statement on Form S-4
Filed May 14, 2021
File No. 333-256165

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ibolya Ignat
Mary Mast
Dillon Hagius
Suzanne Hayes

Ladies and Gentlemen:

On behalf of our client, Roivant Sciences Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated June 15, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form S-4 submitted May 14, 2021

Market, Industry, and Other Data, page 1

1.    We note your statement regarding market data used in the prospectus in which you explain that your estimates are derived from your review and interpretation of certain sources and that investors are cautioned “not to give undue weight” to these estimates. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

Roivant Sciences Ltd., page 14

2.    Please disclose Roivant’s history of net losses and lack of commercial revenue in this summary section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Amended Registration Statement accordingly.

Roivant Sciences Ltd., page 14

3.    Please clarify how you define “mid-to late-stage clinical development” and what factors you use to define your Phase 3 trials as “successful.” Please quantify the number of drug candidates being tested in the nine International Phase 3 trials and the eight Phase 3 trials you deemed “successful.” Additionally, clarify the current status of development for the candidates for which you completed successful Phase 3 trials.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has removed all references to “mid-to late-stage clinical development” and further revised the disclosure on pages 16, 182, 233 and 313 of the Amended Registration Statement accordingly.

Interests of Certain MAAC Persons in the Business Combination, page 19

4.    Please quantify the aggregate dollar amounts contributed by the sponsor and affiliates and describe the nature of what the sponsor and the affiliates have at risk and are dependent on the completion of the business combination. Include the current value of the securities held, loans extended, fees due and out of pocket expenses for which the sponsor and affiliates are awaiting reimbursement. Provide similar disclosure for officers and directors, if material. Provide similar information in your risk factor section and “Interests of Certain MAAC Persons in the Business Combination” beginning on page 161.46.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21, 22, 190 and 191 of the Amended Registration Statement accordingly.

Milestone and Royalty payments that we are obligated to pay may be greater than anticipated., page 36

5.    Given that the milestone and royalty payments are provided for in your licensing agreements, it is not clear why they might be greater than you anticipate. Please revise to further explain this risk and why the amount of the payments and describe the types of payments that might unexpectedly come due prior to generating product sales.

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Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Amended Registration Statement accordingly.

Risks Related to MAAC and the Business Combination, page 98

6.    Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Amended Registration Statement accordingly.

7.    Please highlight the sponsors and public shareholders have different rates of return and clarify if the sponsors and affiliates can earn a positive rate of return on their investment, even if the other SPAC shareholders experience a negative rate of return in the post business combination company.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Amended Registration Statement accordingly.

Since MAAC sponsor and MAAC’s officers and directors will not be eligible to be reimbursed for their out of pocket expenses..., page 101

8.    Please quantify the out of pocket expenses incurred to date.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Amended Registration Statement accordingly.

Subsequent to the Consummation of the Business Combination, MAAC may be required to..., page 102

9.    Please highlight the risk presented by taking the company public through a merger rather than an underwritten offering by highlighting that an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amended Registration Statement accordingly.

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Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District . . . , page 105

10.    Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Amended Registration Statement accordingly.

Background of the Business Combination, page 161

11.    Please identify the third party advisor and expand your disclosure to more specifically explain its role with respect to evaluations, analysis and due diligence.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Background of the Business Combination section on pages 170 and 171 of the Amended Registration Statement to identify the sponsor of Montes Archimedes Acquisition Corp. (“MAAC”), Patient Square Capital LLC (the “MAAC Sponsor”), and its role with respect to evaluations, analysis and due diligence of potential targets and has removed references to a third party advisor as the evaluations and due diligence were in fact prepared by the MAAC Sponsor.

12.    Explain how you narrowed the potential targets from 70 to seven, describe each of the seven potential targets that entered into non-disclosure agreements with you and explain why and when each was eliminated as a potential target.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Background of the Business Combination section on pages 170 and 171 of the Amended Registration Statement accordingly to describe each of the seven potential business combination targets that were identified from an initial pool of 70, and how each was eliminated as a potential target.

13.    Describe the analyses prepared by the third party advisor for each of the three remaining candidates.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Background of the Business Combination section on pages 170 and 171 of the Amended Registration Statement accordingly to describe the analyses prepared by the MAAC Sponsor and when each was eliminated as a potential target.

14.    Disclose the proposed terms Roivant provided MAAC on January 10, 2021 and explain how the terms changed during the course of your negotiations.

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Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Background of the Business Combination section on pages 173 through 180 of the Amended Registration Statement accordingly to describe the evolution of the terms of the business combination between MAAC and Roivant.

Business of Roivant Vants, page 203

15.    Please enlarge this figure, the development pipeline on page 203.1 and the graphic on page 207, as the text is too small to be legible. Additionally, indicate which of these Vants are publicly held.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 234 through 237, 240 and 250 through 253 of the Amended Registration Statement accordingly.

16.    We note that some of the product candidates in your pipeline table on page 2.3.1 are being developed by vants that you do not control, such products being developed by Sio Gene Therapies and Arbutus. For each of these candidates describe your economic interests in the product candidate, such as receipt of potential milestone payments, royalty rights, commercialization rights. To the extent that your rights are limited to the potential appreciation in the value of your shares in the company, please remove them from this pipeline table and the individual vant pipeline tables beginning on page 241.1.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Amended Registration Statement to clarify that certain summary statistics and other information presented in the proxy statement/prospectus, including its pipeline of drug candidates, include three entities in which the Company retains a substantial economic interest and has representation on the entities’ boards of directors: Arbutus Biopharma Corporation, Sio Gene Therapies Inc. and Datavant Holdings, Inc. (the “Non-Controlled Vants”). On page 1 of the Amended Registration Statement, the Company has further clarified that it does not have any further economic interests in the product candidates the Non-Controlled Vants are developing or their marketed technology products, as applicable, other than the potential appreciation in the value of the Company’s equity interest in these entities.

Our Degrader Strategy, page 210

17.    Please remove the reference to “potentially best-and first-in-class” as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs. Ensure that similar disclosures concerning “best-in-class” and/or “first-in-class,” which we note repeated numerous times in this section of the filing, are also removed.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed such disclosure on pages 243, 247, 254, 300, 305, 307, 310, 313 and 318 of the Amended Registration Statement accordingly.

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Platform Validation, page 212

18.    Please remove your statement on page 213 that you believe that Sumitomo’s decision to partner with Roivant serves to validate the drug candidates that have been, and will be, generated by your technology. Efficacy determinations are the sole authority of the FDA and equivalent foreign regulators, implying that Sumitomo’s decision validates the candidates is not appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed such disclosure on page 246 of the Amended Registration Statement accordingly.

Arbutus Overview, Clinical data, page 283

19.    Please remove your disclosure that “AB-729 has been safe” in your Phase 1a/1b trial, as safety determinations are the exclusive purview of the FDA or other regulators.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed such disclosure on page 323 of the Amended Registration Statement accordingly.

Asset Acquisitions and License Arrangements, page 286

20.    Please disclose the expected expiry of the last-to-expire patent licensed under the Michigan Research Agreement and the Cross-License Agreement with Arbutus Biopharma Corporation; and revise the descriptions of your strategic agreement with Japan Tobacco to include a royalty range within ten percentage points for product sales of tapinarof.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 328, 329 and 331 of the Amended Registration Statement accordingly.

Legal Proceedings, page 320

21.    We note your disclosure on page 81 indicating that you have ongoing litigation related to patent disputes. These disclosures appear to conflict with your disclosure in this section that you are not presently a party to any material legal proceedings. Please revise your disclosure or tell us why you believe disclosure related to these legal proceedings is not required.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 361 and 362 of the Amended Registration Statement accordingly.

Contractual Obligations and Commitments, page 338

22.    Please file the loan and security agreement between Dermavant and Hercules as an exhibit or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

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Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Dermavant Sciences Ltd. has repaid all amounts outstanding under the loan and security agreement (the “Hercules Loan Agreement”) with Hercules Capital, Inc. in May 2021. Accordingly, the Company respectfully advises the Staff that it does not believe the Hercules Loan Agreement is required to be filed as an exhibit to the Amended Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

In addition, the Company has revised the disclosure on pages 374, 376 and F-68 of the Amended Registration Statement to disclose that the Hercules Loan Agreement has been fully repaid and terminated.

Financial Statements of Roivant Sciences Ltd for the Nine Months Ended December 31, 2020 and 2019 – Notes to Condensed Consolidated Financial Statements

Note 9-Shareholders’ Equity and Redeemable Non-Controlling Interest, page F-87

23.    You disclose on pages F-49 and F-50 that you consolidate Immunovant. Please clarify the percentage owned after Immunovant issued additional shares as discussed on page F-87 and if the additional share issuances by Immunovant in the nine months ended December 31, 2020 affected the accounting treatment in Roivant’s financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Roivant’s equity ownership interest in Immunovant was 57.5% as of both December 31, 2020 and March 31, 2021, in each case after taking into account all equity issuances that occurred through the relevant date. Accordingly, Roivant continued to consolidate Immunovant at each relevant date.

Note 16-Subsequent Events Acquisition of Silicon Therapeutics, page F-95

24.    We note that in March 2021 Roivant acquired Silicon Therapeutics, LLC for consideration of approximately $450.0 million, with additional cash payments payable subject to the satisfaction of certain regulatory and commercial milestones. Please tell us why the financial statements of Silicon Therapeutics are not significant to Roivant’s financial statements such that the omission of those financial statements renders Roivant’s financial statements substantially incomplete or misleading. In this regards, also please tell us your consideration of including the acquisition in the pro forma information on page 163.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows. Based on the Company’s analysis of the significance tests set forth in rule in Rule 1-02(w) of Regulation S-X (“Rule 1-02(w)”), the Company’s acquisition of the business of Silicon Therapeutics, LLC (“SiTX”) did not exceed the relevant 20% threshold on any of the three significance tests set forth in Rule 1-02(w), namely the asset test, the investment test or the income test. For purposes for applying these tests, the Company used SiTX’s most recently completed pre-acquisition fiscal year end (December 31, 2020) and the Company’s most recently completed pre-acquisition fiscal year end (March 31, 2020). The significance tests calculations were as follows:

•

Asset test: As of December 31, 2020, SiTX had total assets of approximately $20 million. As of March 31, 2020, the Company had total assets of approximately $2.5 billion. The Company’s interest in SiTX’s total assets represents less than 1% of the Company’s total assets as of March 31, 2020.

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•

Investment test: As the Company’s common shares are not publicly traded, the Company evaluated the purchase price, including the fair value of the contingent consideration, as compared to consolidated total assets, as required by Rule 1-02(w). The purchase price, approximately $455 million, was determined by adding the up-front consideration of approximately $450 million and the fair value of contingent consideration of approximately $5 million, resulting in a significance under the investment test of approximately 18% of the Company’s total assets of approximately $2.5 billion as of March 31, 2020.

•

Income test: SiTX had no revenue recorded for the years ending December 31, 2020 and December 31, 2019. Neither SiTX nor Roivant had material revenue in either of the two most recently completed fiscal years and, as such, only the test based on income from continuing operations before taxes was performed. For the fiscal year ended December 31, 2020, SiTX’s pre-tax loss was approximately $28 million. For the fiscal year ended March 31, 2020, Roivant’s loss from continuing operations before income taxes was approximately $512 million. Roivant’s share of SiTX’s loss, calculated as $28 million divided by $512 million, therefore equals approximately 5% of Roivant’s loss from continuing operations before income taxes in the relevant period.

Based on the above assessment, the acquisition of SiTX is not considered significant for purposes of Rule 1-02(w) and therefore Roivant did not provide separate financial statements of SiTX or include pro forma financial information for SiTX as part of the December 31, 2020 pro forma financial information included in the proxy statement/prospectus. The Company advises the Staff that because the acquisition closed in March 2021, the acquisition of SiTX is reflected in the Company’s audited financial statements for the fiscal year ended March 31, 2021 included in the proxy statement/prospectus.

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Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com or Brian Wolfe at (212) 450-4140 or brian.wolfe@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Matthew Gline, Chief Executive Officer, Roivant Sciences Ltd.
Brian Wolfe, Davis Polk & Wardwell LLP
Sophia Hudson, P.C., Kirkland & Ellis LLP
Tamar Donikyan, Kirkland & Ellis LLP

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